SUB-ITEM 77M


  ClearBridge Real Estate Opportunities Fund, a series of Legg
Mason Funds Trust

(a)	LMP Real Estate Income Fund Inc. ("RIT") (Acquired
Fund)

Legg Mason Funds Trust ("LM Trust") ( ClearBridge Real
Estate Opportunities Fund, a series of LM Trust) ("CRO")
(Acquiring Fund)

(b)	At a meeting held on October 21, 2015, the Board of
Directors of the RIT and the Board of Trustees of LM Trust, including all of the Directors/Trustees who are not "interested persons" (the "Independent Members") of RIT or
LM Trust, respectively, under the Investment Company Act of
1940, as amended (the "1940 Act"), unanimously approved an Agreement and Plan of Merger with respect to both Funds.

The Board believes that the Merger is in the best interest of RIT stockholders. Merging RIT with and into LM Trust will give stockholders liquidity for their RIT Shares at net asset value. In addition, since RIT and CRO have similar investment policies and strategies, RIT stockholders will continue to have exposure to the real estate industry. Moreover, it is anticipated the total annual operating expenses borne by RIT stockholders will be reduced from 2.04% to 1.00%. Also, the Merger will provide the combined Fund the opportunity to grow as an open-end fund, which may bring the potential for future economies of scale.

On May 18, 2016, the stockholders of RIT voted to approve the merger of RIT with and into CRO, a series of LM Trust, in accordance with the Maryland General Corporation Law and the Maryland Statutory Trust Act (the "Merger"). The
Merger became effective on the close of business on June
10, 2016.

Upon completion of the Merger, each share of common stock
(including fractional shares) of RIT converted into an equivalent dollar amount (to the nearest $0.001) of Class O shares of CRO, based on the net asset value of RIT on the date preceding the Merger. LM Trust is a newly organized, open-end management investment company and currently has only one series, CRO, which is non-diversified.

To facilitate the transition from a closed-end fund to an open-end fund, after the close of business on June 6, 2016, shares of common stock of RIT ceased trading on the New
York Stock Exchange (the "NYSE").

A Form 25 Notification was filed by the NYSE on June 8,
2016 to report the removal from listing and registration of RIT from the NYSE. RIT, currently, remains registered as a management investment company as defined in the Investment
Company Act of 1940, as amended.

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